Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

02 MAR 14 AM 8:25

PLEASE REPLY TO: VIVIAN LOUIE, LAW CLERK
Direct Line: (416) 860-7150 Ext. 254
Direct Email: jcolaw@jcolaw.com

February 27, 2002

Exemption No. 82-4637

VIA TELECOPIER ONLY
Fax: (416) 593-3666

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Insider Reports

Fax: (780) 422-0777

Alberta Securities Commission
10025 Jasper Avenue
19th Floor
Edmonton, Alberta
T5J 3Z5

Attention: Insider Reports

Fax: (604) 899-6550

British Columbia Securities Commission
Suite 1100, 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Attention: Insider Reports

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067

Enclosed please find a copy of the Insider Report for **WILLIAM R. JOHNSTONE** dated February 27, 2002.

Yours very truly,

JOHNSTONE & COMPANY

Per: Vivian Louie
Law Clerk

cc: United States Securities and Exchange Commission - 12g3-2(b) **(Exemption No. 82-4637)** - Via Ordinary Mail

Encls.

Exemption No. : 82-4637

INSIDER REPORT

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER: ZTEST ELECTRONICS INC.

CUSIP No. IF KNOWN: ______ FILE No.: ______

2. INSIDER DATA

RELATIONSHIPS WITH REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 1 / 28 / 2002

OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR): ______

CHANGE FROM PREVIOUS REPORT: YES [ ] NO [X]

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: JOHNSTONE

GIVEN NAMES (IN ORDER): WILLIAM ROY

No. STREET: 88 DIVADALE DRIVE

CITY: TORONTO

PROV.: ONTARIO POSTAL CODE: M4G 2P2

INSIDER NUMBER IF KNOWN: WJOHNST004

CUSIP No.: ______

BUSINESS TELEPHONE NUMBER: 416-860-7150

CORRESPONDENCE (QUEBEC AND FEDERAL ONLY): ENGLISH [X] FRENCH [ ]

CHANGE FROM PREVIOUS REPORT: YES [ ] NO [X]

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	X	MANITOBA	
BANK ACT		ONTARIO	X
BRITISH COLUMBIA	X	QUEBEC	
CBCA		SASKATCHEWAN	

OTHERS: U.S.S.E.C. - Exemption No. 82-5093

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE COLUMNS A,D,E, AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD – SEE ALSO INSTRUCTION 5)

A DESIGNATION OF CLASS OF SECURITIES	B PREVIOUS BALANCE OF CLASS OF SECURITIES TRADED	C SEC CODE	C DATE DAY	MONTH	YEAR	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DISPOSED OF	UNIT PRICE	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E OWNERSHIP	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
COMMON SHARES	18,000									18,000	1	See Remark 1
COMMON SHARES	Nil		20	2	2002	20	37,500		$0.24	37,500	0	See Remark 2
OPTIONS	104,000		20	2	2002	96	75,000			179,000	0	See Remark 3

ATTACHMENT YES [ ] NO [X]

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that at the time and in the light of the circumstances under which it is made contains a misrepresentation.

FAXED TO:

ONTARIO SECURITIES COMMISSION	416-593-3666
BRITISH COLUMBIA SECURITIES COMMISSION	604-899-6550
ALBERTA SECURITIES COMMISSION	780-422-0777

6. REMARKS

1. 18,000 common shares are held by Merlin Capital Corp. of which the undersigned is the sole shareholder.
2. On February 20, 2002, the undersigned acquired 37,500 common shares pursuant to a settlement of a debt owed by ZTEST Electronics Inc. for services rendered by the undersigned as the legal counsel. The completion of this transaction is subject to the approval of the Canadian Venture Exchange.
3. 75,000 options to purchase common shares at $0.24 until February 19, 2007.

7. SIGNATURE

NAME (BLOCK LETTERS): WILLIAM R. JOHNSTONE

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 27 / 2 / 2002